Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928

July 25, 2007

TO: THE BOARD OF DIRECTORS OF DANA CORPORATION
4500 Dorr Street
Toledo, Ohio 43615

Ladies and Gentlemen:

Earlier today, the Company filed with the Bankruptcy Court its Omnibus Reply to Objections to its Motion seeking approval of, among other things, the terms under which Centerbridge Capital Partners, L.P. is willing to invest in a plan of reorganization of the Company. In its Reply, the Company sets forth certain modifications to Centerbridge's originally publicized investment terms (the "Modified Centerbridge Investment Terms").

We believe that the Modified Centerbridge Investment Terms continue to fall short of providing a fair and adequate recovery to stakeholders. We believe that such deficiencies are the product of, among other things, a flawed market test being performed by the Company, which lacks sufficient openness and transparency, and that unfair and inadequate recoveries will be the inevitable conclusions of the Company's reorganization efforts. In this regard, it is obvious that the Modified Centerbridge Investment Terms have been submitted largely as a counter to our enhancements over Centerbridge's original proposal that we previously committed to you. We believe the conclusion that stakeholders would benefit substantially from an open and transparent marketing process (which is currently lacking) cannot be reasonably disputed.

Furthermore, we are in receipt of your letter to us, dated July 18, 2007, refusing to take any actions with respect to Dana's "poison pill." We believe such refusal to modify the poison pill as we previously requested in our letter to you, dated June 28, 2007, has a further chilling effect on the ability of stakeholders to formulate competitive alternative proposals for a plan of reorganization with market terms. We hereby reiterate our request, again without conceding that the poison pill was, in fact, properly extended without Bankruptcy Court approval, that you modify Dana's rights plan as set forth in our June 28, 2007 letter, a copy of which is attached hereto.

In light of our conclusion that a plan of reorganization based upon the Modified Centerbridge Investment Terms falls far short of providing a construct for a reorganization that is in the best interest of all stakeholders, we are prepared to further demonstrate the relative ease upon which we are able to offer enhancements to such proposal. Accordingly, in addition to the July 18th Enhancements, Appaloosa now commits and agrees to make the following additional changes to the Modified Centerbridge Investment Terms:

     (1) Appaloosa adopts and agrees to each of the Modified Centerbridge Investment Terms (all as set forth on Schedule 1 annexed hereto), except (a) for the collar mechanism set
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forth therein (unless and until Appaloosa receives a satisfactory explanation of how the mechanism operates), and (b) to the extent otherwise inconsistent with the terms set forth herein.

     (2) In lieu of the limited Rule 144A Offering contemplated by the Modified Centerbridge Investment Terms, which Appaloosa contends is discriminatory in its treatment of stakeholders, the right to purchase the Series B Preferred at par will be offered to all holders of allowed unsecured claims on a pro rata basis (the "Series B Rights Offering"). Any shares of Series B Preferred not purchased under the Series B Preferred Rights Offering will be purchased at par by Appaloosa and certain other entities (the "Standby Purchasers") who shall receive a guaranteed minimum of 10% of the Series B Preferred and a commitment fee of $10.0 million (2.0%) as consideration for their agreement to perform the foregoing standby purchaser obligations.

     (3) The Approval Rights (as defined in the Centerbridge Investment Terms) shall be subject to being over-ridden by a 2/3s vote of the common shareholders (not counting any shares held by Appaloosa). A special shareholder meeting may be called upon the giving of notice by 20% or more of the issued and outstanding shares of common stock.

     (4)  The initial Board of Directors shall be selected as follows:

          (A)  Appaloosa shall select 3 directors;

          (B)  The UCC shall select 3 directors;

          (C)  One director shall be the CEO;

          (D) One director shall be the new Executive Chairman (selected as described below); and

          (E) One director shall be selected by the Standby Purchasers other than Appaloosa.

     (5) Not less than 2/3s of the New Board shall be "independent" as defined under the NYSE rules and shall also be independent from Appaloosa.

     (6) The initial Executive Chairman of the Board shall be selected by a selection committee comprised of one Appaloosa representative, one UCC representative and one representative of the Standby Purchasers (other than Appaloosa). The Executive Chairman shall be approved by a majority vote of the Selection Committee (such majority to include the Appaloosa representative). Any successor Executive Chairman shall be selected by the Nominating and Governance Committee of the Board, subject (but only for so long as Appaloosa retains the voting rights set forth in paragraph (8) below) to the approval of Appaloosa.

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     (7)  The Executive Chairman shall be a full-time employee of the Company with his or her principal office in the Company's world headquarters in Toledo, Ohio and shall devote substantially all of his or her business activity to the business affairs of the Company.

          The Executive Chairman shall cause the Company to and the Company shall be obligated to meaningfully consult with the representatives of Appaloosa with respect to the annual budget and material modifications thereto prior to the time it is submitted to the Board for approval.

          The employment agreements entered into by the Company with the Executive Chairman and the Chief Executive Officer shall provide that (i) upon any termination of employment, the Executive Chairman and/or the Chief Executive Officer shall resign as a director (and the employment agreements shall require delivery at the time such agreements are entered into of an executed irrevocable resignation that becomes effective upon such termination) and (ii) the right to receive any payments or other benefits upon termination of employment shall be conditioned upon such resignation. If for any reason the Executive Chairman or the Chief Executive Officer does not resign or the irrevocable resignation is determined to be ineffective, then the Series A Preferred Stock Holders may remove the Executive Chairman and/or Chief Executive Officer as a director, subject to applicable law.

     (8) For so long as Appaloosa shall beneficially own not less than $150 million of the Series A Preferred or until the fourth anniversary of the Effective Date, whichever comes first, the Series A Preferred shall vote separately as a class to elect the Series A Preferred directors and shall have the right to remove and replace the Series A Directors; thereafter, the Series A Preferred shall vote together with the common on an as converted basis.

Notwithstanding our full commitment to pursue an alternative to the Modified Centerbridge Investment Terms as outlined above, we continue to believe that such transaction, even as improved by us, remains fundamentally unfair to existing stakeholders. Accordingly, we remain prepared to continue to explore with the Company a transaction bases upon the "Term Sheet for Plan of Reorganization for Dana Corporation" attached to our July 18th Letter.

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We continue to believe that the situation requires your immediate attention and consideration and await your response. We are available to meet with the Board and its representatives at your earliest convenience to discuss more fully the matters set forth herein and to work toward an amicable, appropriate conclusion to Dana's chapter 11 case.

Sincerely,

APPALOOSA MANAGEMENT L.P.


------------------------
David Tepper
President

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                                   SCHEDULE 1

o Appendix R to the Union Settlement Agreement now: (i) provides that the counsel for the Creditors' Committee will be co-counsel with the Debtors in any mediation/arbitration proceeding; (ii) establishes an objective standard by which the mediator/arbitrator is to determine whether the Unions acted reasonably in withholding their consent to an alternative transaction; (iii) identifies an arbitrator that is acceptable to the Debtors, the Unions and the Creditors' Committee; and (iv) limits the Union's due diligence and the arbitration period to four weeks in the aggregate;

o There will be $250 million (rather than $300 million) of Series A Preferred Shares and $500 million (rather than $450 million) of Series B Preferred Shares;

o The $500 million of Series B Preferred will be offered to qualified investors (holders of at least $25 million in the aggregate of claims and who are "qualified institutional buyers" as defined in Rule 144A promulgated under the Securities Act as of (i) for bonds, 10 days after the date that this Motion is approved and (ii) for trade creditors, at later dates);

o The Debtors are committed to address the concerns raised by the Creditors' Committee on behalf of creditors who are not qualified investors in the plan of reorganization;

o    The Series A Preferred is pari passu to the Series B Preferred;

o The lock-up period for all of the Series B Preferred and that portion of the Series A Preferred not subject to the three-year lock-up period increases from 2 months to 6 months;

o The market pricing for the Preferred Stock remains the market pricing set forth in the Motion subject to a collar based on a total enterprise value range between $3,150,000,000 and $3,500,000,000;

o The commitment fee payable to Centerbridge on the Series B-1 Preferred Stock would be reduced from 1.75% to 1% (but would remain 1.75% if the Debtors pursue a transaction other than an alternative minority investment);

o The consent rights of Centerbridge are non-transferable and are limited to three years (12 months for dividends and the issuance of senior or pari passu securities) or up until it holds less than 50% of the then-outstanding Series A Preferred, whichever comes first;

o The Unions will receive $60 million in cash to their VEBAs in lieu of the $80 million stock contribution;

o The Debtors agree not to oppose, and Centerbridge and the Unions will support, an application of counsel to the Ad Hoc Committee under section 503(b) of the Bankruptcy Code for reasonable fees up to a cap of $5 million;

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o    Any plan of reorganization will be proposed to take advantage of the tax benefits available under Internal Revenue Code Section 382(l)(6) rather than Section 382(l)(5);

o Miller Buckfire's fees shall be determined in an amount reasonably satisfactory to Miller Buckfire, the Ad Hoc Committee of Bondholders and the Creditors' Committee; and

o Any order approving the Motion shall provide for a process and schedule that are acceptable to the Debtors and the Creditors' Committee for interested parties to submit competing offers.

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